15047743

C M

3/16

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66861

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FM Partners Holdings LLC
(A Wholly-owned Subsidiary of LMDC Holdings LLC)
~~(Filed as Confidential Information)~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York	New York	10112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Rosenberg — 212-632-2689
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SEC 1410(6-02).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, William Rosenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FM Partners Holdings LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Financial & Operating Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DARCY CHIN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CH6273395
Qualified in New York County
My Commission Expires December 10, 2016

FM PARTNERS HOLDINGS LLC

(A WHOLLY-OWNED SUBSIDIARY OF LMDC HOLDINGS LLC)
(S.E.C. I.D. No. 8-66861)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

FM PARTNERS HOLDINGS LLC
(A Wholly-owned Subsidiary of LMDC Holdings LLC)

TABLE OF CONTENTS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To FM Partners Holdings LLC

We have audited the accompanying consolidated statement of financial condition of FM Partners Holdings LLC and subsidiaries (the "Company") as of December 31, 2014. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of FM Partners Holdings LLC and subsidiaries as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 27, 2015

FM PARTNERS HOLDINGS LLC
(A Wholly-owned Subsidiary of LMDC Holdings LLC)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014
(Dollars In Thousands)

ASSETS	
Cash	$ 3,126
Deposits with clearing organizations	1,219
Securities owned, at fair value	13,698
Receivable from broker-dealers and clearing organizations	1,836
Furniture, equipment and leasehold improvements - net	1,568
Other assets	2,193
TOTAL ASSETS	$ 23,640
LIABILITIES AND MEMBER'S EQUITY	
Other liabilities	$ 5,881
Commitments and contingencies (Note 14)	
MEMBER'S EQUITY	
Member's equity	17,772
Accumulated other comprehensive income	(13)
TOTAL MEMBER'S EQUITY	17,759
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 23,640.00

See notes to consolidated financial statements

(Dollars In Thousands)

1. ORGANIZATION

FM Partners Holdings LLC (the "Company"), formerly known as Lazard Capital Markets LLC, is a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company wholly-owns a United Kingdom ("UK") holding company subsidiary, LCM Holdings 2008 Limited ("LCMH 2008 Ltd"), which in turn wholly-owns its regulated subsidiary, Lazard Capital Markets International Limited ("LCM International Ltd"), a UK investment advisory firm, regulated by the UK's Financial Services Authority ("FSA"). The Company is wholly owned by LMDC Holdings LLC, a Delaware limited liability company, formerly known as LFCM Holdings LLC (the "Member" or "LMDC Holdings").

On May 10, 2005, Lazard Group LLC, a Delaware limited liability company that was previously named Lazard LLC ("Lazard Group"), effected a restructuring of its businesses and, as a part of such restructuring, transferred certain of its businesses to LMDC Holdings (the "Separation"). The Separation was effected pursuant to a master separation agreement by and among Lazard Ltd ("Lazard Ltd"), a Bermuda company and the parent company of Lazard Group, Lazard Group LLC, LAZ-MD Holdings LLC ("LAZ-MD Holdings"), a Delaware limited liability company that holds an interest in Lazard Group and, in order to effect the Separation, held an interest in LMDC Holdings, and LMDC Holdings. In accordance with the provisions of such master separation agreement and through a series of transactions, the capital markets-related assets and liabilities of Lazard Frères & Co. LLC ("LF&Co."), a New York limited liability company and a wholly owned subsidiary of Lazard Group, were transferred to the Company on May 10, 2005, at which time the Company commenced its business activities. After these transfers and contributions, Lazard Group distributed all of its limited liability company interests in LMDC Holdings to LAZ-MD Holdings, which then distributed all such interests to members of LAZ-MD Holdings, who at the time consisted of the then current and certain former managing directors of the businesses of Lazard Group and LMDC Holdings and certain related estate planning vehicles.

2. SIGNIFICANT EVENTS

During 2014, the Company sold, transitioned or wound down all of its business lines, other than the London fixed income business operated by LCM International Ltd. (See Note 14). The remaining employees in the Company's equity sales, trading and research group either resigned or were terminated. Most of the employees in the Company's U.S. fixed income business were transitioned to a third party broker-dealer in March 2014, with the remaining employees in such group being terminated shortly thereafter.

On August 4, 2014, the Company sold its securities lending business to a third party broker-dealer for $1,000 including future earn outs which for the year ended 2014 amounted to $995, and is included in other revenues in the accompanying consolidated statement of operations and comprehensive loss.

During August 2014, the Company transitioned its prime services business to two different third parties.

On August 22, 2014, the Company's subsidiary entered into an agreement to sell LCM International Ltd to a third party broker-dealer, subject to the receipt of required regulatory approvals and certain other customary closing conditions (see Note 14).

On August 27, 2014, the Company sold its convertible securities sales and trading business to LF&Co (see Note 4).

At the end of October 2014, the Company transitioned its remaining customer brokerage accounts to third parties.

Related to the above and other activities, employee severance expense and the acceleration of the deferred and equity index bonuses amounted to approximately $4,480 and $6,745 for the year ended December 31, 2014, respectively, and are included in employee compensation and benefits on the accompanying consolidated statement of operations and comprehensive loss.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The consolidated financial statements are presented in U.S. dollars and are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions regarding certain trading inventory valuations, compensation liabilities, litigation and other matters that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Securities Owned – Securities owned are stated at fair value with realized and unrealized trading and investment gains and losses reflected in principal transactions in the accompanying consolidated statement of operations and comprehensive loss. Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Securities Borrowed and Securities Loaned – Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained, or excess collateral recalled, when deemed appropriate. Interest related to securities borrowed and securities loaned transactions is included in interest and dividends income and expense, respectively, in the consolidated statement of operations and comprehensive loss. A substantial portion of the Company's interest revenue and interest expense results from these activities.

Receivable from and Payable to Broker-Dealers and Clearing Organizations – Receivable from broker-dealers and clearing organizations primarily consists of underwriting receivables from lead manager financial institutions, and cash and margin collateral balances and trades in process of settlement, net, with the Company's clearing brokers. Payable to broker-dealers and clearing organizations primarily consist of underwriting payables to co-managers. Receivable from and payable to broker-dealers and clearing

organizations are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

Furniture, equipment and leasehold improvements – net – Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Leasehold improvements are capitalized and are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease, which generally range between 3 and 22 years. Depreciation of furniture and equipment, including computer hardware and software, is determined on a straight-line basis using estimated useful lives, generally between 3 and 10 years. Leasehold improvement credits from the landlord are amortized over the length of the lease and may be accelerated due to any changes in the lease.

Other Liabilities – Other liabilities primarily include accrued compensation, related party payables, legal reserves, and vendor payables.

Legal Reserves – The Company estimates potential losses that may arise out of legal and regulatory proceedings in accordance with ASC 450, Contingencies.

Liability Awards – Liability-based awards made pursuant to the Company's Amended and Restated Phantom Equity Incentive Plan (the "Phantom Equity Plan") that do not require future service are expensed immediately. Liability-based awards made pursuant to the Phantom Equity Plan that require future service are amortized over the requisite service period and are accounted for in accordance with ASC 718, Compensation – Stock Compensation.

In addition, the Company established the Lazard Capital Markets LLC Equity-Indexed Bonus Plan (the "Equity-Indexed Bonus Plan"), a liability-based award where the fair value is currently based on the performance of a money market mutual fund. Both Plans are described in more detail in Note 10 of the consolidated financial statements.

As a retention vehicle, the Company issued deferred compensation awards to select employees during the compensation cycle based on the employees' performance. Each award is a fixed amount, will be settled in cash and is accrued over the service period. The awards issued prior to January 1, 2014, generally cover a 33-month service period and vest and are paid to the employees one-third on the first September 15th occurring after the date of the grant, one-third on the second September 15th occurring after the date of the grant, and one-third on the third September 15th occurring after the date of the grant, provided that the employees are providing service on the applicable vesting date. Furthermore, awards issued in February 2014, cover a 9-month service period and vest and are paid to the employees on the first September 15th occurring after the date of the grant provided that the employees are providing service on the applicable vesting date. Compensation cost is recognized ratably over this requisite service period based on the dollar value of the awards that are expected to vest and be paid due to the service condition being met. Any adjustments related to forfeitures which may differ from the amounts accrued are adjusted when the employee ceases to be eligible to receive an award.

Foreign Currency Translation – The consolidated financial statements are presented in U.S. Dollars. The Company's UK subsidiaries have a functional currency (i.e., the currency in which operational activities are primarily conducted) that is other than the U.S. Dollar, generally the currency of the country in which such subsidiaries are domiciled. Such subsidiaries' assets and liabilities are translated into U.S. Dollars at year-end exchange rates, while revenue and expenses are translated at average exchange rates during the year based on the daily closing exchange rates. Adjustments that result from translating amounts from a subsidiary's

functional currency to U.S. Dollars are reported in Member's equity in the consolidated statement of financial condition. Foreign currency remeasurement gains and losses on transactions in non-functional currencies are included in the consolidated statement of operations and comprehensive loss.

Revenue Recognition

Commissions – Commissions charged for executing customer transactions are accrued on a trade date basis and are included in current period earnings.

Underwriting Fees – The Company generates revenue from providing underwriting services to clients. The Company recognizes revenue on these transactions when the following criteria are met:

- The issuer's registration statement has become effective with the SEC, or other offering documents are finalized,
- The Company has made a firm commitment for the purchase of the shares or debt of the issuer,
- The Company has been informed of the exact number of shares or the principal amount of debt that it has been allotted.

Generally, underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable and represents fees earned, net of estimated transaction related expenses including finders fee, if any, on primary offerings of debt and equity securities. Transaction related expenses, which are directly related to such transactions and billable to clients, are deferred to match revenue recognition. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction. Private placement fees, including warrants received in certain private placement transactions, are recorded on the closing date of the placement. Expenses associated with these transactions are recognized, net of client reimbursements, when the related revenue is recognized or the engagement is otherwise concluded.

Principal Transactions – Principal transactions revenue includes net trading gains and losses from the Company's market-making activities in over-the-counter common equity securities and convertible securities, from commitment of capital to facilitate customer trades for listed stocks, and from proprietary trading activities. In certain cases, the Company provides liquidity to clients buying or selling blocks of shares without previously identifying the other side of the trade at execution which subjects the Company to market risk. These positions are typically held for a very short duration. Changes in the fair value (i.e., unrealized gains and losses) of securities owned and securities sold, but not yet purchased are recognized in principal transactions in the current year. Realized gains and losses are included in principal transactions and are recorded on a trade date basis.

Interest and Dividends Income and Expense – The Company recognizes contractual interest and dividends on securities owned and securities sold, but not yet purchased, on an accrual basis. In addition, the Company recognizes interest revenue related to its securities borrowed activities and expense related to its securities loaned activities on an accrual basis.

Other Revenue – Other revenue includes payments for the sales of business lines, including earn-out payments.

4. RELATED PARTY TRANSACTIONS

In connection with the Separation, LMDC Holdings and its subsidiaries (including the Company) entered into several agreements in addition to the master separation agreement that regulate their relationships with Lazard Ltd, Lazard Group and LAZ-MD Holdings. Under these agreements, particularly the business alliance agreement (the "business alliance agreement"), the Company is entitled to receive a share of the revenue on transactions referred to Lazard Group and is obligated to share revenues on transactions referred to the Company. As described below, this business alliance terminated on August 27, 2014. Also incorporated under these agreements are non-compete arrangements, which terminated during 2014 and, in certain cases as described below, were replaced with a new non-compete arrangement. For the year ended December 31, 2014, the total shared revenue allocated to Lazard Group was $3,200 for underwriting transactions, including those referred from Lazard Group to the Company, net of revenue allocated to the Company by Lazard Group for transactions referred from the Company.

Pursuant to an administrative services agreement (the "administrative services agreement") by and among Lazard Group, LAZ-MD Holdings and LMDC Holdings, Lazard Group provides to LMDC Holdings and its subsidiaries (including the Company), and LMDC Holdings and its subsidiaries (including the Company) provide to Lazard Group, certain administrative and support services; charges for such services are based primarily on a cost allocation methodology. As discussed below, the administrative services agreement was amended on July 1, 2014. Currently, the services provided pursuant to the administrative services agreement by Lazard Group to LMDC Holdings, and by LMDC Holdings to Lazard Group, terminate on December 31, 2015 (or in the case of certain finance, accounting and tax services, December 31, 2016). After such dates, certain of such services are subject to automatic annual renewal, unless either party gives 180 days' notice of termination. LMDC Holdings and Lazard Group have a right to terminate the services earlier if there is a change of control of either party. The party receiving a service may also terminate a service earlier, upon 180 days' notice, as long as, except with respect to certain services, the receiving party pays the service provider an additional three months of service fee for the terminated service. At December 31, 2014, the total amount expensed was $725 and is included in other expenses in the consolidated statement of operations and comprehensive loss. The total amount payable was $102 and is included in other liabilities in the consolidated statement of financial condition.

Pursuant to a license agreement by and among LF&Co., certain of its affiliates and LMDC Holdings, in general, LMDC Holdings was permitted to use the "Lazard" name to the extent that this name was used by Lazard Group's businesses that were transferred to LMDC Holdings prior to the Separation. In consideration for this license, LMDC Holdings was obligated to pay the licensors an annual fee, in advance, by no later than January 15th of each year. For 2014, the portion of the licensing fee paid by the Company was $60. As discussed below, the events giving rise to the termination of the licenses for LMDC Holdings and its subsidiaries to use the "Lazard" marks in their businesses were modified. All such licenses terminated during 2014 as a result of the occurrence of these modified events of termination.

The Company subleases office space in various locations under agreements with LF&Co. and Lazard Group (see Note 11). As discussed below, these subleases were modified during 2014.

On July 1, 2014, the Company entered into a definitive agreement to sell its convertible securities sales and trading business to Lazard Group, subject to the receipt of required regulatory approvals and certain other customary closing conditions (such transaction is referred to herein as the "convertible securities transaction"). On August 27, 2014, the Company sold such business to LF&Co. for a total purchase price of $3,232 and is included in other revenues in the accompanying consolidated statement of operations and comprehensive loss.

In connection with such sale, the Company agreed to provide Lazard Group with certain post-closing consulting services relating to the transition of this business to the Lazard Group platform.

Also on July 1, 2014, the Company and LMDC Holdings, and Lazard Group and certain of its affiliates, entered into various agreements relating to the amendment of their business alliance relationship, modification of various sublease arrangements, the amendment of the administrative services agreement, a release of various claims and rights of the parties, and certain other matters. Pursuant to these agreements, (i) the Company surrendered a portion of its office space in New York and all of its office space in Chicago on July 1, 2014; (ii) the parties agreed that the Company would surrender its remaining New York office space on June 30, 2016, unless the sale of the convertible securities transaction closed (or under certain circumstances, the agreement relating to such transaction, was terminated), in which event the Company would surrender such space on December 31, 2015, as compared to the October 30, 2033 original expiration date of such sublease; (iii) Lazard Group waived any and all termination payments that otherwise may have been payable by the Company in connection with a surrender of its New York office space; (iv) the business alliance between LMDC Holdings and Lazard Group was modified and the parties agreed that such alliance would terminate on the earlier of the closing of the convertible securities transaction and the termination of the agreement relating to such transaction; (v) subject to certain exceptions, the Company and LMDC Holdings agreed not to compete with the businesses of Lazard Group and its affiliates for a period of three years following the closing of the convertible securities transaction; and (vi) the events giving rise to termination of LMDC Holdings' license to use the "Lazard" mark in its businesses were modified. As a result of the modification of the various sublease arrangements between the Company and Lazard Group (or one of its affiliates), the Company's aggregate rent commitments decreased and Lazard Group paid the Company $2,000 in consideration of the surrender of the portion of its New York office space surrendered on July 1, 2014 (see Note 11).

As a result of the closing of the convertibles securities transaction, the business alliance between LMDC Holdings and Lazard Group has terminated and the Company now has an agreement to surrender its remaining New York office space to Lazard Group on December 31, 2015.

On July 29, 2014, the Company and Lazard Group agreed to a further modification of the sublease relating to the Company's New York office space. Pursuant to this amendment, the Company and Lazard Group swapped the sides of the floor that they share. In addition, Lazard Group agreed to buy the Company's share of the movable furniture and other personal property located in the reception area and conference rooms in the common area of the floor that the two companies share. The purchase price for such assets is based on the fair market value of such assets and is to be paid by Lazard Group promptly after the Company surrenders its currently remaining New York office space to Lazard Group.

On November 17, 2014, the Company returned $10 million of capital to LMDC Holdings

5. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The Company has a clearing agreement with Pershing LLC which notice of termination was given on October 1, 2014, for December, 31 2014 with a two month extension into 2015. The receivable from Pershing as of December 31, 2014 was $1,836. The Company's agreement with JPM was terminated in September, 2014.

6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS – NET

At December 31, 2014, furniture, equipment and leasehold improvements – net consists of the following:

Leasehold improvements	$	5,359
Furniture and equipment		3,420
Total		8,779
Less - Accumulated depreciation and amortization		7,211
Furniture, equipment and leasehold improvements - net	$	1,568

Depreciation and amortization expense amounted to approximately $4,180 for the year ended December 31, 2014. As discussed in Note 4, the Company subleases office space in New York under an agreement with Lazard Group which expires on December 31, 2015. In 2012, the Company recognized a leasehold improvement credit in the amount of $3,943 in relation to the office space which served as a reduction to rent expense and was amortized straight line over the length of the lease. The Company accelerated the recognition of the leasehold improvement credit by $2,371 million and amortization expense amounted to approximately $487 for the year ended December 31, 2014. As of December 31, 2014, the leasehold improvement credit was $823 and is included in other liabilities in the consolidated statement of financial condition.

7. FAIR VALUE MEASUREMENTS

Substantially all of the Company's assets and liabilities are carried at fair value.

Securities owned and securities sold, but not yet purchased, are carried at fair value, which is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models.

Assets, which are recorded at contracted amounts approximating fair value, consist largely of short-term collateralized receivables, including securities borrowed and certain other receivables. Similarly, the Company's short-term liabilities pursuant to securities loaned and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, are not materially affected by changes in interest rates.

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Company categorizes its securities owned and securities sold, but not yet purchased recorded at fair value into a three-level fair value hierarchy as follows:

Level 1 — Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, many other sovereign government obligations, active listed equities, and most money market securities.

Level 2 — Assets and liabilities whose values are based on quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in non-active markets or inputs other than quoted prices that are directly observable or derived principally from or corroborated by market data. The types of instruments valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with

reasonable levels of transparency include most investment-grade and high- yield corporate bonds, less liquid listed equities, and municipal obligations.

Level 3 Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. These types of instruments typically trade infrequently and have little or no price transparency. For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. The Company's Level 3 assets primarily relate to the restricted use of an asset or liability and are typically subject to transfer restrictions.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2014.

	Fair Value Measurements on a Recurring Basis			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Securities owned:				
Money market instruments	$ 13,000	$ -	$ -	$ 13,000
Equities	358	-	340	698
Total Assets	$ 13,358	$ -	$ 340	$ 13,698

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Equities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, equities are categorized in Level 2 or Level 3 of the fair value hierarchy.

The following table provides a summary of changes in fair value of the Company's Level 3 assets at December 31, 2014. Level 3 assets consist of a corporate equity security in which the fair value is obtained by using a comparable equity security price and a private equity investment in which the fair value is obtained by using the most recent valuation of the net asset value of the Company's ownership interest in the investment's partners' capital.

	Beginning Balance	Realized Gains (Losses)	Unrealized Gains (Losses)	Purchases/ Acquisitions	Sales/ Dispositions	Ending Balance
Level 3 Assets:						
Securities owned						
Equities	$ 314	$ -	$ 26	$ -	$ -	$ 340
Total Assets	$ 314	$ -	$ 26	$ -	$ -	$ 340

Realized and unrealized gains (losses) are included in principal transactions. There were no transfers between any of the Level 1, 2 and 3 categories in the fair value measurement hierarchy during the year ended December 31, 2014.

8. OTHER LIABILITIES

At December 31, 2014, other liabilities consisted of the following:

Accrued compensation	$ 4,028
Related party (Note 4)	102
Other	1,751
	$ 5,881

9. TRADING ACTIVITIES AND RELATED RISK

The Company's trading activities include providing securities brokerage and underwriting services. Trading activities are primarily related to proprietary positions taken by the Company based on expectations of future market movements and conditions as well as to facilitate client order flow.

Market Risk – Market risk is the potential that a security's value could change by fluctuations in interest rates, currency rates, price and credit spreads. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded. The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The following discussion describes the types of market risk faced by the Company:

> ***Interest Rate Risk*** – Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments, primarily the Company's securities owned and securities sold, but not yet purchased.
>
> ***Currency Risk*** – Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments.
>
> ***Price Risk*** – Price risk arises from the possibility that security prices will fluctuate, affecting the value of securities. The Company is subject to price risk primarily in securities owned and securities sold, but not yet purchased.

Credit Risk – The Company is exposed to the risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed insufficient or worthless. The Company has established policies and procedures for mitigating credit risk on principal transactions, including establishing and reviewing limits for credit exposure, maintaining collateral and continually assessing the creditworthiness of counterparties.

Concentrations of Credit Risk – The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 31, 2014, the Company's most significant concentration of credit risk was with a financial institution that acts as custodian for various money market mutual funds held by the Company. This concentration consists of both direct and indirect credit risk exposure. Direct exposure primarily results from a possible diversion from the Net Asset Value of one dollar, which is typical of the majority of money market mutual funds registered under Rule 2(a)(7) of the SEC Investment Company Act of 1940. The Company's indirect exposure results from fluctuations in the value of the securities owned by the money market mutual funds, to which the Company has limited control. The Company believes its exposure to these funds to be minimal, and continuously monitors the composition and risk associated with these instruments.

Off-Balance Sheet Risks – The Company may be exposed to a risk of loss not reflected in the consolidated statement of financial condition for securities sold, but not yet purchased, should the value of such securities rise.

Customer securities transactions are cleared through Pershing and JPMCC (the "clearing brokers") on a fully-disclosed basis. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to non-performance by its customers. Customers are generally institutional investors and brokers and dealers that are members of major exchanges. The Company seeks to control the risk associated with non-performance by monitoring all customer activity and reviewing information it receives from its clearing brokers on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of customers and counterparties with whom it conducts business.

10. EMPLOYEE BENEFIT PLANS

The Company provides a Defined Contribution Plan (the "401(k) Plan") for certain retirement and other post-employment benefits to certain of its employees through defined contributions. The Company has the right to amend or terminate its benefit plans at any time, subject to the terms of such plans.

Defined Contribution Plan

The Defined Contribution Plan (the "401(k) Plan") for employees, which was established under the LF&Co. plan until December 31, 2005, had an employer match to participant pre-tax contributions. A separate defined contribution plan was established for the Company on January 1, 2006. The Company may match 100% of pre-tax employee contributions to the 401(k) Plan, excluding catch up contributions, up to 4% of eligible compensation. Participants will be 100% vested in all employer-matching contributions after three years of

service (with full credit of prior service with Lazard Group). During the year ended December 31, 2014, expenses incurred in relation to employee benefit plans amounted to $0.

As of October 1, 2014 the 401(k) Plan was terminated. All participants were asked to take a distribution otherwise the Company would liquidate their holdings. As of December 31, 2014 the plan's balance was $0.

As of January 31, 2015 the Company set up a Simple IRA Plan for their employees.

Amended and Restated Phantom Equity Incentive Plan

The Board of LMDC Holdings (the "Board") adopted the Phantom Equity Plan effective January 1, 2008, and amended and restated such plan effective as of July 15, 2010. The Amended and Restated Phantom Equity Incentive Plan provides that the Board may award select officers and employees of the Company interests in an aggregate amount (the "total plan payout amount") equal to 50% of the appreciation in value of the Company's equity at the time of certain future events from the net book value of the Company on December 31, 2006, as adjusted for certain expenses incurred by the Company that are identified in the Phantom Equity Plan ("Adjusted Starting Value"). The Phantom Equity Plan provides that holders of vested Phantom Equity Plan interests will receive a payout following the earlier of certain liquidity events with respect to the Company (as identified in the Phantom Equity Plan) and January 1, 2018. Such payouts may be made in cash or securities, debt or other property of the Company or another person as determined by the Board.

Unless otherwise determined by the Board, interests will cliff-vest based on service as follows: 25% of interests upon the first anniversary of the grant date, 25% upon the second year anniversary of the grant date, and 50% upon the third year anniversary of the grant date.

There is no limit to the number of interests that may be granted under the Phantom Equity Plan, and forfeited interests can be reissued to other participants as designated by the Board. Each award has an appreciation base, which is the amount above which an interest will be entitled to participate in the appreciation. The appreciation base for each interest is determined in the sole discretion of the Board, and may be reduced by the Board after such interest is awarded to an amount no less than the Adjusted Starting Value. The Board has the power to change the method for allocating the total plan payout amount among the participants in the Phantom Equity Plan. Subject to the approval of the Board, the Company has the power, but is not required, to repurchase interests held by a participant whose employment with the Company terminates. If any interests are repurchased, such interests will be cancelled and the total plan payout amount available to the remaining participants in the Phantom Equity Plan will be decreased by 50% of the amount of the payments made to repurchase such interests plus 5% simple interest on such amounts. At December 31, 2014, the value of the Company's equity did not exceed the Adjusted Starting Value, and as a result the interests did not have any value and no accruals related to such plan were made. If the value of the Company's equity increases above the Adjusted Starting Value in a future period, compensation expense relating to the interests will be recorded. All of the interests that remained outstanding at December 31, 2014 have vested.

Equity-Indexed Bonus Plan

On June 27, 2012, the Company established the Equity-Indexed Bonus Plan effective as of February 3, 2012. The Board is the committee that administers the Equity-Indexed Bonus Plan. The Equity-Indexed Bonus Plan provides for the granting of bonus awards to select employees of the Company. Such awards were initially linked to the performance of the Class A common stock of Lazard Ltd. Recipients were granted a number of notional shares of Class A common stock of Lazard Ltd. in which their award was deemed invested. In February 2013, the Board changed the deemed investment for each award that was outstanding at the time

from notional shares of Class A common stock of Lazard Ltd. to a notional interest in a money market mutual fund. Each equity-indexed bonus award is subject to vesting and, if and when vested, now entitles the recipient thereof to a cash payment equal to the value at the time of vesting of the vested portion of the notional interest in the money market mutual fund awarded to such recipient. Unless otherwise determined by the Board, each equity-indexed bonus award will vest one-third on the first September 15th occurring after the date of the grant, one-third on the second September 15th occurring after the date of the grant, and one-third on the third September 15th occurring after the date of the grant. The Equity-Indexed Bonus Plan permits participating employees to elect to freeze the value of specified portions of an equity-indexed bonus award at specified times during the vesting period such that the portion of the award for which an election is made shall no longer be deemed to be invested in the security to which the award is linked for the remainder of the vesting period. This option to freeze the value of a portion of an award ceased to be applicable to the outstanding awards when the deemed investment for such awards was changed to a notional interest in a money market mutual fund in February 2013.

For the year ended December 31, 2014, the expense related to the Equity-Indexed Bonus Plan amounted to $206 and is included in employee compensation and benefits in the consolidated statement of operations and comprehensive loss. The accrued compensation related to the Equity-Indexed Bonus Plan amounted to $0 at December 31, 2014.

11. COMMITMENTS AND CONTINGENCIES

As discussed in Note 6, the Company subleases office space in New York under an agreement with Lazard Group which expires on December 31, 2015. The Company also subleases office space in Boston under agreements with LF&Co., and San Francisco with leases ending January 31, 2018 and November 30, 2016 respectively.

Occupancy lease agreements, in addition to base rentals, generally are subject to escalation based on certain costs incurred by the landlord. Aggregate minimum rental commitments under these leases are as follows:

December 31,	Minimum Rental Commitments
2015	$ 1,735
2016	435
2017	165
2018	14
Total minimum lease payments	$ 2,349

As discussed in Note 4, there was a modification of the various sublease arrangements between the Company and Lazard Group. As a result of these modifications, the Company accelerated the recognition of the deferred rent credit of $2.4 million. In addition Lazard Group paid the Company $2.0 million in consideration of the surrender of the portion of its New York office space and forgave the lease termination fee of $2.5 million.

Legal – In the normal course of business, the Company has been named, from time to time, as a defendant in legal and regulatory proceedings. The Company is also involved, from time to time, in other exams, investigations and similar reviews (both formal and informal) by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions. The Company recognizes a liability for a contingency in other liabilities when it is probable that a

liability has been incurred and the amount of loss can be reasonably estimated. If a reasonable estimate of the probable loss is a range, the Company accrues the most likely amount of such loss, and if such an amount is not determinable, then the Company accrues the minimum in the range as the loss accrual.

The determination of the outcome and loss estimates requires significant judgment on the part of management. In many instances, it is not possible to determine whether any loss is probable or even possible or to estimate the amount of any loss or the size of any range of loss. Management believes that, in the aggregate, the pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews (both formal and informal) should not have a material adverse effect on the Company's consolidated results of operations, cash flows or financial condition. In addition, management believes that any amount that could be reasonably estimated of potential loss or range of potential loss in excess of what has been provided in the consolidated financial statements is not material.

12. REGULATORY REQUIREMENTS

As a U.S. registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by this rule, the minimum required net capital, as defined, shall be 2% of aggregate debit items arising from customer transactions or $250, whichever is greater. At December 31, 2014, the Company had no debit items arising from customers and its regulatory net capital was $11,340, and its regulatory net capital in excess of the minimum was $11,090.

During 2014, the Company performed the computations for the assets in the proprietary accounts of its introducing brokers (PAIB) in accordance with the customer reserve computation set forth under Rule 15c3-3 of the Securities Exchange Act of 1934.

Reconciliation of assets and liabilities to Form X-17 A-5

The accompanying consolidated statement of financial condition as of December 31, 2014 is prepared in accordance with accounting principles generally accepted in the United States of America and differs from the accounting prescribed by the SEC's general instructions to Form X-17 A-5 under which certain subsidiaries may not be consolidated. The Company's subsidiary had cash of $444, receivable from broker-dealer of $841, other assets of $20, other liabilities of $254, and equity of $1,051 at December 31, 2014.

13. INCOME TAXES AND UNICORPORATED BUSINESS TAX

The Company is deemed to be a single-member disregarded entity for federal and state income taxes. Accordingly, no federal and state tax provision (benefit) has been made in the consolidated financial statements with respect to the Company's earnings (losses), which are reflected in the Member's tax returns, except with regard to its foreign subsidiaries that are taxed in the country in which they operate. The Company evaluates uncertain tax positions in accordance with ASC 740, *Income Taxes* and has determined that at December 31, 2014, the Company does not have any uncertain tax positions that require recognition or measurement in the consolidated financial statements.

The Company does not file New York City Unincorporated Business Tax as it is included in the Member's filing.

14. SUBSEQUENT EVENTS

On August 22, 2014, LCMH 2008 Ltd. entered into an agreement to sell all of the outstanding shares of LCM International Ltd.; which closed on January 31, 2015. The Company intends to liquidate LCMH 2008 Ltd. and will no longer have any subsidiaries after such liquidation.

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